Exhibit 2

                         [BARRICK GRAPHIC LOGO OMITTED]





                            BARRICK GOLD CORPORATION



                      Consolidated Financial Statements and

     Management's Discussion and Analysis of Financial and Operating Results



                     FOR THE SIX MONTHS ENDED JUNE 30, 2002





      In accordance with Canadian Generally Accepted Accounting Principles

Management's Discussion and Analysis of Financial and Operating Results

What follows is a discussion and analysis of the factors contributing to the results of operations in second quarter 2002. The accompanying interim unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), together with the following information, are intended to provide investors with a reasonable basis for assessing our operations, but should not serve as the only basis for predicting our future performance.

         The following 2002 figures incorporate Homestake's operations compared to the 2001 figures that reflect Barrick's results on a stand-alone basis.

Overview

For second quarter 2002, we produced 1.35 million ounces of gold at total cash costs of $178 per ounce, compared to 1.0 million ounces of gold at $162 per ounce in second quarter 2001. Net income was $52 million ($0.10 per share), compared to $66 million ($0.17 per share) for second quarter 2001. Before non-hedge derivative transactions, net income was $58 million 1 ($0.11 per share), compared to $66 million ($0.17 per share) for the year earlier period. In second quarter 2002, operating cash flows -- excluding payments of previously accrued merger costs -- totaled $201 million 1 ($0.37 per share), compared to $161 million ($0.41 per share) for second quarter 2001 1. Including payments of previously accrued merger costs, operating cash flows totaled $191 million 1 ($0.35 per share).

GOLD SALES

Revenue for second quarter 2002 reached $483 million on gold sales of 1.4 million ounces, compared to $338 million in revenue on 1.0 million ounces for second quarter 2001. As disclosed in note 2A to our interim unaudited consolidated financial statements, we have changed our accounting policy for revenue recognition. This change was made retroactively with restatement of comparative figures, and accordingly the analysis of our results is after reflecting this change. The higher revenue for second quarter 2002 resulted from the inclusion of the revenues generated by Homestake mines in 2002. The decrease in the overall average realized price in second quarter 2002 is primarily due to purchase accounting adjustments totaling $10 per ounce. In the quarter, 50 percent of production was sold through the Premium Gold Sales Program at $365 per ounce, generating a $52 per ounce premium over the average spot price. We sold the balance of production at spot gold prices, at an average price for the quarter of $317 per ounce. Overall, after reflecting purchase accounting adjustments, we realized an average price of $336 per ounce, $23 higher than the average spot price for the period, generating an additional $33 million in revenue.

         Future gold production committed under spot deferred contracts in our Premium Gold Sales Program totaled 17.9 million ounces at quarter's end. This represents approximately 22 percent of our proven and probable reserves, deliverable over the next 15 years at an average price of $344 per ounce. For the balance of the year, 50 percent of planned production is expected to be sold at an average price of $365 per ounce, while the remaining 50 percent of production will be sold at prevailing spot gold prices.

REVIEW OF OPERATIONS AND EXPLORATION AND DEVELOPMENT PROJECTS

Total operating costs for second quarter 2002 were $273 million, compared to $167 million for the year earlier period. On a per ounce basis, total cash costs for the quarter were $186 compared to $171 in second quarter

_____________________

1 For an explanation of non-GAAP performance measures refer to pages 4-5 of the management's discussion and analysis.


BARRICK SECOND QUARTER REPORT 2002    1     MANAGEMENT'S DISCUSSION AND ANALYSIS

2001. Pierina and Eskay Creek reported solid results, while lower production from a group of mines being phased out by year-end and planned lower grades at Goldstrike and Pierina combined with lower than planned performance at several mines lead to lower production and higher costs compared to the year earlier quarter. Additionally, the effect of purchase accounting adjustments to the acquired Homestake inventory was an increase of $20 per ounce in the second quarter.

         For more detailed information on each operation please see accompanying US GAAP Management Discussion & Analysis of Financial and Operating Results (pages 7-12). Under US GAAP Operations Review, comparative 2001 figures are not applicable for Canadian GAAP purposes as such mines (Round Mountain, Eskay Creek, Hemlo, Yilgarn District, Kalgoorlie) were acquired through the Homestake merger in December 2001.

AMORTIZATION

Amortization totaled $106 million, or $69 per ounce in second quarter 2002, compared to $78 million, or $82 per ounce in the year earlier quarter. The amortization charge in second quarter 2002 reflects a cumulative catch up adjustment arising from refinements made to the fair values of Homestake assets acquired that are presently being amortized. The effect of this adjustment was a $22 million, or $15 per ounce, reduction in amortization expense during the quarter. Excluding the impact of the catch up adjustment, the increase in amortization per ounce is due to higher amortization at Goldstrike with the completion of construction of Rodeo in 2001 and the reduction of reserves at Meikle.

ADMINISTRATION

In second quarter 2002, administration costs were $16 million, an increase of $6 million, over the comparative period in 2001, reflecting the effect of the inclusion of costs incurred by Homestake after integrating Barrick and Homestake, less the associated administrative synergies.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments. Interest Income totaled $5 million in the second quarter 2002 compared to $8 million in the year earlier quarter.

INTEREST ON LONG-TERM OBLIGATIONS

We incurred $21 million in interest costs in second quarter 2002 and $14 million in second quarter 2001 related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. In second quarter 2001, $10 million of interest costs were capitalized at Rodeo, Bulyanhulu and Pascua, whereas none of these projects qualified for capitalization of interest in 2002, as a result of completion or deferral of construction.

NON-HEDGE DERIVATIVE LOSSES

During second quarter 2002, we announced a two-tier simplification of our Premium Gold Sales Program. First, we announced that we will reduce the number of written call options and variable price sales contracts outstanding by 3 million ounces through the expiry or conversion of call options to spot deferred contracts and deliveries under variable price sales contracts which we accomplished in the second quarter. Second, we announced that we would eliminate the notional amount of our spot deferred contracts invested in corporate bond funds through total return swaps. During the quarter, this position was reduced by $358 million, or 47% of the notional amount.

         The overall Program will be smaller, simpler and better positioned to take greater advantage of rising gold prices. At the same time, we expect that the Program will continue to provide secure and predictable cash flows. These changes follow our previously announced decision to sell 50 percent of our production at the spot price, for the first time in 14 years. In prior years, 100 percent of our annual production was delivered against the Premium Gold Sales Program.

BARRICK SECOND QUARTER REPORT 2002    2     MANAGEMENT'S DISCUSSION AND ANALYSIS

         The total mark-to-market loss on the non-hedge derivative positions that were included in earnings was $8 million in second quarter 2002.

         During the quarter, we added C$441 million and A$387 million of foreign currency hedges to protect our Canadian and Australian dollar operating costs with the recent weakness of the U.S. dollar. With these positions we now have 100 percent of our Canadian dollar operating costs through 2004 hedged and 50 percent of our Australian dollar costs hedged through 2006.

INCOME TAXES

We recorded an income tax credit of $14 million for the first six months of 2002. This tax credit arose primarily due to a higher portion of earnings being realized in lower tax rate jurisdictions; the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations; as well as tax benefits of $16 million relating to losses on non-hedge derivatives and the drawdown of future tax liabilities on purchase accounting adjustments relating to the Homestake merger. If gold prices were to rise substantially, we would expect to record an income tax expense with a higher portion of earnings in the United States, Canada, Australia, Peru and Tanzania where tax rates are higher.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash and short-term investment balance of $916 million at June 30, 2002, and our $1 billion undrawn bank facility, which we renewed on April 29, 2002 for another five-year term, we have sufficient access to capital resources if required. We anticipate that our operating activities in 2002 will continue to provide us with cash flows necessary for us to continue developing our internal projects and to utilize for potential acquisitions.

         We generated operating cash flow of $191 million in second quarter 2002, compared to $161 million in the year earlier period. The higher cash flow in second quarter 2002 is due in large part to the inclusion of operating cash flow from the Homestake mines, partially offset by $10 million in merger related payments that had been accrued at December 31, 2001 and were paid in the second quarter. With 50 percent of our gold expected to be sold at spot market prices for the balance of 2002, the volatility of gold prices will affect the amount of our operating cash flow through the remainder of this year.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for the second quarter 2002 totaled $104 million, compared to $126 million in the same period in 2001. The decline is principally due to $35 million being spent in 2001 to complete the construction of the Bulyanhulu Mine, and $18 million spent on development activities at Pascua-Lama. Principal expenditures in the second quarter of 2002 included $55 million in North America, comprised primarily of deferred stripping and underground development at Goldstrike. In Tanzania, capital expenditures included $16 million spent at the Bulyanhulu Mine on underground development. In Australia, capital expenditures were $10 million to cover underground development and new mining equipment, while in South America capital expenditures were $21 million, primarily for Pierina ($5 million), Alto Chicama ($9 million) and engineering and development work at Veladero and Pascua-Lama ($7 million).

FINANCING ACTIVITIES

During the second quarter 2002, our cash outflow from financing activities was $14 million, compared with an outflow of $20 million in the second quarter of 2001. In the second quarter of 2002, we generated cash of $46 million from the exercise of stock options, offset by dividend payments totaling $60 million. In the second

BARRICK SECOND QUARTER REPORT 2002    3     MANAGEMENT'S DISCUSSION AND ANALYSIS
quarter of 2001 the outflow principally related to dividends payments of $44 million was partially offset by the final drawdown on our Bulyanhulu project financing facility ($18 million).

OUTLOOK

We believe considerable opportunities exist within our existing asset base for profitable growth, not only from our new pipeline of projects but from our operating mines as well. We believe that consolidation and rationalization of the gold industry will continue, and that -- given our strong balance sheet and substantial cash flows -- we are well positioned to participate in the consolidation in ways that add value to our Company.

         For the second half of 2002, 50 percent of the projected production of 3 million ounces of gold is expected to be sold at $365 per ounce, with the balance sold at spot gold prices bringing total production for the year to 5.7 million ounces, in line with plan. Total cash costs are expected to average $175 per ounce, due to higher royalties and lower than planned performance at several operations during the first half of the year. Total production costs are expected to total $265 per ounce, including purchase accounting adjustments. In addition, we expect exploration expenses to be $40 million. Capital spending is expected to total $284 million (excluding deferred stripping costs of $126 million) due to increased activity at Alto Chicama and costs incurred at Veladero.

         We enter the second half of 2002 with the strongest balance sheet in the gold mining industry, a portfolio of high-quality low-cost, long-life properties, a promising growth pipeline, a cash and short-term investment position of $916 million and no net debt.

NON-GAAP MEASURES

We have included measures of earnings before non-hedge derivative gains and losses and operating cash flow excluding payments of previously accrued merger related costs, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP performance measures.


Reconciliation of Net Income Before Derivative Transactions to GAAP Net Income

--------------------------------------------------------------------------------------------------------------------
                                                            Three months ended June 30,    Six months ended June 30,
(in millions of United States dollars)                           2002           2001          2002           2001
--------------------------------------------------------------------------------------------------------------------
Net income before non-hedge derivative gains and losses          $ 58           $ 66          $ 94           $143
Non-hedge derivative losses (net of tax effects)                   (6)           --            (14)           --
--------------------------------------------------------------------------------------------------------------------
Net income for the period                                        $ 52           $ 66          $ 80           $143
--------------------------------------------------------------------------------------------------------------------

BARRICK SECOND QUARTER REPORT 2002    4     MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Free Cash Flow to Operating Cash Flow

----------------------------------------------------------------------------------------------------------------------
                                                             Three months ended June 30,     Six months ended June 30,
(in millions of United States dollars)                             2002         2001            2002          2001
----------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                    $  87        $  35           $ 160          $  63
Capital Expenditures and Mine Development Costs                     104          126             191            304
----------------------------------------------------------------------------------------------------------------------
Operating cash flow                                               $ 191        $ 161           $ 351          $ 367
----------------------------------------------------------------------------------------------------------------------


Reconciliation of Operating Cash Flow Excluding Payments of Previously Accrued Merger Related Costs to Operating Cash Flow

----------------------------------------------------------------------------------------------------------------------
                                                             Three months ended June 30,     Six months ended June 30,
(in millions of United States dollars)                             2002         2001            2002          2001
----------------------------------------------------------------------------------------------------------------------
Operating cash flow excluding payments of
previously accrued merger related costs                           $ 201        $ 161           $ 389          $ 367
Payments of previously accrued merger related costs                 (10)          --             (38)            --
----------------------------------------------------------------------------------------------------------------------
Operating cash flow                                               $ 191        $ 161           $ 351          $ 367
----------------------------------------------------------------------------------------------------------------------



We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases.

We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.


Reconciliation of Total Cash Costs Per Ounce to Financial Statements

-------------------------------------------------------------------------------------------------------------
                                                    Three months ended June 30,     Six months ended June 30,
(in millions of United States dollars)                    2002         2001            2002          2001
-------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                $  273         $ 167           $  539          $  320
Reclamation and closure costs                               (6)           (4)             (11)             (8)
-------------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation               $  267         $ 163           $  528          $  312
-------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                                  1,437           954            2,881           1,936
Total cash costs per ounce                              $  186         $ 171           $  183          $  161
-------------------------------------------------------------------------------------------------------------

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

BARRICK SECOND QUARTER REPORT 2002    5     MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

(in millions of United States dollars,
except per share data, Cdn GAAP basis)             Three months ended June 30,      Six months ended June 30,
                                                   ---------------------------      --------------------------
(Unaudited)                                            2002            2001(1)         2002           2001(1)
------------------------------------------------------------------------------      --------------------------
------------------------------------------------------------------------------      --------------------------
Gold sales                                            $ 483           $ 338           $ 958           $ 678
------------------------------------------------------------------------------      --------------------------
Costs and expenses

Operating                                               273             167             539             320

Amortization - property, plant and equipment            100              78             248             159

Amortization - intangible assets                          6            --                 6            --

Administration                                           16              10              33              20

Exploration and business development                     13              10              24              20
------------------------------------------------------------------------------      --------------------------
                                                        408             265             850             519
------------------------------------------------------------------------------      --------------------------

Interest and other income                                 7               8              16              12

Interest on long-term obligations                       (21)             (4)            (34)             (4)

Non-hedge derivative losses                              (8)           --               (24)           --
------------------------------------------------------------------------------      --------------------------
Income before income taxes                               53              77              66             167

Income taxes                                             (1)            (11)             14             (24)
------------------------------------------------------------------------------      --------------------------
Net income                                            $  52           $  66           $  80           $ 143
------------------------------------------------------------------------------      --------------------------
Per share data (note 3A)

Net income

Basic and diluted                                     $0.10           $0.17           $0.15           $0.36
------------------------------------------------------------------------------      --------------------------

See accompanying notes to interim unaudited consolidated financial statements.
(1) Restated (note 2A)


BARRICK SECOND QUARTER REPORT 2002          6               FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

(in millions of United States dollars,
Cdn GAAP basis)                                                    Three months ended June 30,  Six months ended June 30,
                                                                   ---------------------------  -------------------------
(Unaudited)                                                             2002         2001         2002         2001
----------------------------------------------------------------------------------------------  -------------------------
Cash provided by operating activities (note 9)                         $ 191       $  161        $ 351        $ 367
----------------------------------------------------------------------------------------------  -------------------------
Cash provided by (used in) investing activities
Property, plant and equipment                                           (104)        (126)        (191)        (304)
Short-term investments                                                    58         (205)         130         (323)
Other                                                                      3            1            3          (13)
----------------------------------------------------------------------------------------------  -------------------------
Cash used in investing activities                                        (43)        (330)         (58)        (640)
----------------------------------------------------------------------------------------------  -------------------------
Cash provided by (used in) financing activities
Capital stock (note 3)                                                    46            6           81            6
Long-term debt
       Proceeds                                                         --             18         --             49
       Repayments                                                       --           --             (1)          (3)
Dividends (note 3C)                                                      (60)         (44)         (60)         (44)
----------------------------------------------------------------------------------------------  -------------------------
Cash provided by (used in) financing activities                          (14)         (20)          20            8
----------------------------------------------------------------------------------------------  -------------------------
Increase (decrease) in cash and equivalents                              134         (189)         313         (265)
Cash and equivalents at beginning of period                              753          547          574          623
----------------------------------------------------------------------------------------------  -------------------------
Cash and equivalents at end of period                                  $ 887       $  358        $ 887        $ 358
----------------------------------------------------------------------------------------------  -------------------------

See accompanying notes to interim unaudited consolidated financial statements.


BARRICK SECOND QUARTER REPORT 2002          7               FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States dollars, Cdn GAAP basis)                  As at June 30,   As at Dec. 31,
(Unaudited)                                                                       2002        2001(1)
--------------------------------------------------------------------------------------   --------------
Assets

       Current assets

       Cash and equivalents                                                $   887        $   574

       Short-term investments                                                   29            159

       Accounts receivable                                                      64             54

       Inventories and other current assets (note 4)                           178            214
--------------------------------------------------------------------------------------   --------------
                                                                             1,158          1,001

       Property, plant and equipment                                         4,383          5,103

       Other assets                                                            265            233

       Intangible assets (note 8)                                              533           --

       Goodwill                                                              1,295          1,347
--------------------------------------------------------------------------------------   --------------
                                                                           $ 7,634        $ 7,684
--------------------------------------------------------------------------------------   --------------
Liabilities

       Current liabilities

       Accounts payable and accrued liabilities                            $   473        $   497

       Current portion of long-term debt                                        20              9
--------------------------------------------------------------------------------------   --------------
                                                                               493            506

       Long-term debt                                                          781            793

       Other long-term obligations                                             399            379

       Future income taxes                                                     449            586
--------------------------------------------------------------------------------------   --------------
                                                                             2,122          2,264
--------------------------------------------------------------------------------------   --------------
Shareholders' equity

       Capital stock (note 3)                                                5,038          4,954

       Retained earnings                                                       486            466

       Cumulative foreign currency translation adjustments                     (12)          --
--------------------------------------------------------------------------------------   --------------
                                                                             5,512          5,420
--------------------------------------------------------------------------------------   --------------
                                                                           $ 7,634        $ 7,684
--------------------------------------------------------------------------------------   --------------

See accompanying notes to interim unaudited consolidated financial statements.

(1)  Restated (note 2A)

BARRICK SECOND QUARTER REPORT 2002          8               FINANCIAL STATEMENTS

Consolidated Statements of Changes
in Shareholders' Equity

                                                                                                        Cumulative
                                                                    Capital stock                          foreign       Total
                                                               ----------------------                     currency      share-
(in millions of United States dollars, Cdn GAAP basis)             Shares               Retained       translation    holders'
(Unaudited)                                                      (millions)  Amount     earnings(1)    adjustments      equity
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001 as previously stated                       536    $ 4,954        $ 479            --         $ 5,433
Change in accounting policy for revenue recognition (note 2A)                  --            (13)           --             (13)
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001 as restated                                536      4,954          466            --           5,420
------------------------------------------------------------------------------------------------------------------------------
Capital stock (note 3)                                                 6         84           --            --              84
Net income                                                                     --             80            --              80
Dividends Paid (note 3C)                                                       --            (60)           --             (60)
Foreign currency translation adjustments                                       --             --           (12)            (12)
------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2002                                                542    $ 5,038        $ 486         $ (12)        $ 5,512
------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim unaudited consolidated financial statements.
(1) Restated (note 2A)


BARRICK SECOND QUARTER REPORT 2002          9               FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements (CDN GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, Canadian GAAP basis. References to C$ and A$ are Canadian and Australian dollars, respectively.

1   BASIS OF PREPARATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

         In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. These unaudited interim financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

         The preparation of our annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING CHANGES

A   Revenue recognition

Effective January 1, 2002, we have changed our accounting policy for revenue recognition. Previously, revenue from the sale of gold and by-products was recognized when the product was in saleable form; a sales agreement had been entered into that established quantities and price; and collectibility was reasonably assured. Under our amended revenue recognition policy, which is consistent with our accounting policy under United States GAAP, revenue is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred in accordance with the terms of the arrangement; the price is fixed or determinable and collectibility is reasonably assured. For gold bullion sold under spot deferred contracts or in the spot market, revenue is recognized on transfer of title to the gold to counterparties. For gold concentrate, revenue is recognized on transfer of legal title to the concentrate to third party smelters based on the estimated gold and silver content of the concentrate at market spot prices. Adjustments to accounts receivable between the date of recognition and the settlement date, caused by changes in the market prices for gold and silver, are reflected in the statement of income when they occur. This accounting change has been applied retroactively with restatement of all prior periods presented. The effect of the change on the six months ended June 30, 2002 and June 30, 2001 was an increase in net income by $12 million and $5 million, respectively, net of income tax effects of $1 million and $8 million, respectively, as well as a cumulative reduction of retained earnings at December 31, 2001 of $12 million, net of income tax effects of $1 million.


BARRICK SECOND QUARTER REPORT 2002    10    MANAGEMENT'S DISCUSSION AND ANALYSIS

B   Goodwill and other intangible assets

On January 1, 2002, we changed our accounting policy for goodwill and other intangible assets as required by CICA Handbook section 3062, Goodwill and Other Intangible Assets ("CICA 3062"). Under this new standard, goodwill and intangible assets with an indefinite life, are no longer amortized to income over time, but tested for impairment on adoption of the standard and at least annually thereafter to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. In accordance with the requirements of CICA 3062, we have adopted this new accounting standard prospectively, and amounts presented for prior periods have not been restated.

C   Accounting for stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are generally applied prospectively to awards granted on or after the date of adoption, except that retroactive application, without restatement, is required for outstanding awards at January 1, 2002 where the awards call for settlement in cash or other assets, or for stock appreciation rights that call for settlement by the issuance of equity instruments.

         As permitted by CICA 3870, we have elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options awarded to employees under our stock based compensation plan. Accordingly, no compensation cost will be recognized for our stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period, for which an income statement is provided, the pro forma net income and net income per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. Details of pro forma net income and net income per share are set out in note 3B.

         Under CICA 3870, awards under our Restricted Stock Unit plan (the "RSU plan") are required to be accounted for based on their fair value, which is consistent with our existing accounting policy for these awards.

3   CAPITAL STOCK

A   Net income per share

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended June 30, 2002 which amounted to 539 million shares (2001 - 396 million shares).

         Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for 2002 and 2001 was 541 million shares and 396 million shares, respectively.


BARRICK SECOND QUARTER REPORT 2002 11 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B   Common share purchase options

-------------------------------------------------------------------------------------------
                                         Common        Weighted       Common       Weighted
                                         shares         average        shares      average
                                       (millions)      price (C$)    (millions)   price (US$)
-------------------------------------------------------------------------------------------
Outstanding as at December 31, 2001         19         $  28.29          6        $  16.67
2002 activity:
     Granted                                 1            29.96          --           --
     Exercised                              (4)           24.80         (2)          11.98
     Cancelled or expired                   (1)           33.53         (1)          13.50
-------------------------------------------------------------------------------------------
Outstanding as at June 30, 2002             15         $  28.51          3        $  21.06
-------------------------------------------------------------------------------------------


CICA 3870 encourages, but does not require, companies to include in compensation cost the fair value of stock options granted to employees. A company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value on the date the award is granted. The fair value of common share purchase options granted in the period ended June 30, 2002 was $2 million, estimated using the Black-Scholes model with the following assumptions: a 6-year expected term, 30% volatility, interest rates of 6% and an expected dividend yield of 1.5%. Under CICA 3870 the cost proforma of stock compensation, including amortization of options issued prior to the implementation of the standard, and the resulting pro forma net income per share would be as follows:

----------------------------------------------------------------------------------------------------
                                           Three months ended June 30,     Six months ended June 30,
                                              2002            2001           2002            2001
----------------------------------------------------------------------------------------------------
Stock compensation cost                       $   5           $   6          $  10           $  13
Pro forma net income                          $  47           $  60          $  70           $ 130
Pro forma net income per share (dollars)      $0.09           $0.15          $0.13           $0.33
----------------------------------------------------------------------------------------------------

C   Dividends

In the three months ended June 30, 2002, the Company declared and paid dividends in United States dollars totaling $0.11 per share.

4   INVENTORIES AND OTHER CURRENT ASSETS

--------------------------------------------------------------------------------
                                              June 30, 2002        Dec. 31, 2001
--------------------------------------------------------------------------------
Gold in process and ore in stockpiles             $100                  $ 134
Mine operating supplies                             75                     72
Derivative instruments (note 5)                      3                      8
--------------------------------------------------------------------------------
                                                  $178                   $214
--------------------------------------------------------------------------------

Gold in process and ore in stockpiles excludes $27 million (December 31, 2001 - $46 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

BARRICK SECOND QUARTER REPORT 2002 12 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5   DERIVATIVE INSTRUMENTS

A   Derivative instruments

We utilize over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow us to incorporate favourable credit, tenor and flexibility terms into the contracts. The underlyings in the contracts include commodities, interest rates, foreign exchange rates or bond indices with diversified credit exposure. We do not enter into derivative instruments which we would consider to be leveraged. For a full description of our objectives and strategies for using derivative instruments; the nature and principal terms of the derivative instruments we use; the valuation techniques used to estimate the fair value of derivative instruments; and the nature of credit and market risks associated with the derivative instruments we use, refer to our audited consolidated financial statements for the three years ended December 31, 2001.


BARRICK SECOND QUARTER REPORT 2002 13 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B   Derivative instruments outstanding at June 30, 2002

-----------------------------------------------------------------------------------------------------------------------------
Maturity/Scheduled for delivery in                     2002       2003       2004       2005       2006       2007+     Total
-----------------------------------------------------------------------------------------------------------------------------
Normal sales contracts
Spot deferred gold sales contracts (note 5C)
      Ounces (thousands)                              1,400      2,800      2,650      1,600      1,600      7,850     17,900
      Average price per ounce                       $   365    $   340    $   340    $   335    $   340    $   346    $   344
Spot deferred silver sales contracts (note 5C)
      Ounces (thousands)                             10,000     15,000      8,000      3,000      1,000      1,000     38,000
      Average price per ounce                       $  4.75    $  5.05    $  5.10    $  5.10    $  5.10    $  5.10    $  4.98
Variable price gold sales contracts (with "caps")
(note 5C)
      Ounces (thousands)                               --          500        420        400        170        820      2,310
      Price per ounce at cap expiry date               --      $   342    $   320    $   328    $   349    $   362    $   343
Variable price gold sales contracts (with "caps"
and "floors") (note 5C)
      Ounces (thousands)                                200        150       --         --         --         --          350
      Cap price per ounce                           $   297    $   310       --         --         --         --      $   303
      Floor price per ounce                         $   266    $   280       --         --         --         --      $   272
-----------------------------------------------------------------------------------------------------------------------------
Written gold call options
      Ounces (thousands)                               --           60        115       --         --          230        405
      Average exercise price per ounce                 --      $   310    $   343       --         --      $   354    $   344
Written silver call options
      Ounces (thousands)                             10,000      3,750      5,000      2,000       --         --       20,750
      Average exercise price per ounce              $  5.07    $  5.27    $  5.28    $  5.00       --         --      $  5.15
-----------------------------------------------------------------------------------------------------------------------------
Interest rate and lease rate contracts
Receive fixed - swaps and swaptions
      Notional amount (millions)                       --      $   275    $   250    $   175    $    60    $   111    $   871
      Fixed rate (%)                                   --          4.9%       3.5%       4.7%       4.4%       4.4%       4.3%
      Pay fixed - swaps and swaptions
      Notional amount (millions)                       --         --         --         --         --      $   550    $   550
      Fixed rate (%)                                   --         --         --         --         --          5.8%       5.8%
Gold lease rate swaps
      Receive fixed, pay floating
      Notional (thousands of ounces)                    240        451        440        791        800      2,914      5,636
      Fixed rate (%)                                    1.2%       2.0%       2.1%       2.2%       2.6%       2.7%       2.4%
Total return swaps
      Notional amount (millions)                    $    45    $    90    $   265       --         --         --      $   400
-----------------------------------------------------------------------------------------------------------------------------
Currency contracts
Canadian Dollar Forwards
      C$ (millions)                                 $    78    $    66    $   189       --         --         --      $   333
      Average Price (US(cent))                         0.64       0.64       0.65       --         --         --         0.64
Canadian Dollar Min-Max Contracts
      C$ (millions)                                 $    57    $   184    $    70       --         --         --      $   311
      Average Cap Price (US(cent))                     0.64       0.65       0.67       --         --         --         0.65
      Average Floor Price (US(cent))                   0.62       0.63       0.64       --         --         --         0.63
Australian Dollar Forwards
      A$ (millions)                                 $   137    $   190    $   181    $   167    $    10       --      $   685
      Average Price (US(cent))                         0.53       0.51       0.51       0.51       0.52       --         0.52
Australian Dollar Min-Max Contracts
      A$ (millions)                                 $    95    $   260    $    35    $    20    $    10       --      $   420
      Average Cap Price (US(cent))                     0.54       0.55       0.54       0.52       0.52       --         0.55
      Average Floor Price (US(cent))                   0.52       0.52       0.52       0.51       0.51       --         0.52
-----------------------------------------------------------------------------------------------------------------------------

BARRICK SECOND QUARTER REPORT 2002 14 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Written call options can only be exercised by the counterparties on the expiry date and can be incorporated, at our discretion, into spot deferred contracts and a delivery date scheduled at any time for up to 15 years. There is no requirement for us to cash settle these transactions.

C   Derivative instruments accounted for as executory sales contracts

We have two groups of contracts that meet the definition of a derivative. We have determined and documented that these contracts are normal sales contracts. Accordingly, our spot deferred sales contracts and Variable Price Sales Contracts are accounted for as executory sales contracts. Our outstanding gold and silver sales commitments under these normal sales contracts at June 30, 2002 had an unrealized mark-to-market loss of $261 million (calculated at spot prices of $314 per ounce and $4.82 per ounce for gold and silver respectively, prevailing market interest rates and volatilities).

Spot deferred contracts

We have entered into spot deferred sales contracts, with various counterparties, that establish selling prices for future gold and silver production, and which therefore act as a hedge against possible price fluctuations in gold and silver.

         The average price of the spot deferred contracts reflects the expected future price incorporating an average lease rate assumption of 2.0%. Lease rates are fixed on 100% of the position through 2005. The weighted average lease rate on the total spot deferred position is 1.8%. Variations between the lease rate assumption and the actual lease rates will impact the final realized selling prices.

Variable Price Sales Contracts

During the three months ended March 31, 2002, we exchanged certain written gold call options and min-max gold options at fair value for Variable Price Sales Contracts with identical notional amounts of gold. Variable Price Sales Contracts are contracts whereby we will deliver a specified quantity of gold on a future date that is determined by us. The contracts have a final delivery date of up to 15 years from inception, but we have the right at our sole discretion to set a delivery date for any Variable Price Sales Contract during this 15-year period from inception. All of the Variable Price Sales Contracts have expected delivery dates in 2005 and beyond. The contract price equals the gold spot price subject to a specified maximum ("cap") based on market conditions in the years indicated in the table above, plus a fixed fee. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these dates to the expected delivery date in 2005 and beyond. Certain of these contracts also have a specified minimum ("floor") price.

D   Cash flow hedges

We use forward and zero cost min-max currency contracts to hedge exposures arising from operating expenses denominated in currencies other than the United States dollar. The specific terms and notional amounts of the contracts are determined based on management's assessment of forecasted future cash flows relating to these expenses. We have determined and documented that, for those contracts where hedge accounting has been applied, the terms of the contract were negotiated to match the terms of the forecasted transaction, and thus there is no ineffectiveness. At June 30, 2002, we had elected hedge accounting treatment for Canadian dollar contracts with a total notional amount of C$644 million, and Australian dollar contracts with a total notional amount of A$1,105 million.

         In addition, we have elected for certain of our receive fixed interest rate swaps, with a total notional amount of $685 million, to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments. We have determined that these interest rate swaps are 100% effective based on forward rates used to measure changes in the forecasted future cash flows as well as changes in the fair value of the derivative instrument.

         For the six months ended June 30, 2002, we were not required to record any hedge ineffectiveness in earnings.

BARRICK SECOND QUARTER REPORT 2002 15 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6   CONTINGENCIES

A   Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to comply with such laws and regulations.

B   Litigation and claims

In October 1997, Homestake Canada Inc. ("HCI"), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million, which amount was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to permit Inmet to make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the court on May 17, 2002. On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a notice of Appeal of the decision denying Inmet the pre-judgment interest. It is anticipated that a letter of credit in the approximate amount of C$95 million will be required to be posted by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

         On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996. On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs claims is not currently determinable.

         From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

BARRICK SECOND QUARTER REPORT 2002 16 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7       SEGMENT INFORMATION

-------------------------------------------------------- -----------------------------------------------------------
                   Three months ended   Six months ended                      Three months ended    Six months ended
                             June 30,        June 30,                                   June 30,            June 30,
                        2002     2001    2002    2001                                2002     2001     2002     2001
-------------------------------------------------------- -----------------------------------------------------------
                                                         Income before income
Gold sales                                                taxes
      Goldstrike       $ 166    $ 205   $ 330   $ 440     Goldstrike                   16       58       37      143
      Pierina             62       73     132     140     Pierina                      13       23       28       42
      Eskay Creek         31     --        59    --       Eskay Creek                  21     --         27     --
      Bulyanhulu          36       22      63      22     Bulyanhulu                    5        3        6        3
      Kalgoorlie          29     --        58    --       Kalgoorlie                    6     --          7     --
      Hemlo               20     --        45    --       Hemlo                         5     --          5     --
      Plutonic            27     --        47    --       Plutonic                     12     --         14     --
      Round Mountain      33     --        66    --       Round Mountain               10     --         14     --
      Other               79       38     158      76     Other                        16       10       27       13
-------------------------------------------------------- -----------------------------------------------------------
                         483      338     958     678                                 104       94      165      201
-------------------------------------------------------- -----------------------------------------------------------
Operating costs                                         Exploration and
      Goldstrike         110      117     219     236     business development        (13)     (10)     (24)     (20)
      Pierina             17       10      33      20   Corporate expenses, net       (30)      (7)     (51)     (14)
      Eskay Creek          8     --        11    --     Non-hedge derivative
      Bulyanhulu          21       13      39      13     losses                       (8)    --        (24)    --
      Kalgoorlie          21     --        41    --     Income taxes                   (1)     (11)      14      (24)
                                                        ------------------------------------------------------------
      Hemlo               16     --        34    --     Net income                  $  52    $  66    $  80    $ 143
                                                        ------------------------------------------------------------
      Plutonic            14     --        26    --     Capital expenditures
      Round Mountain      21     --        41    --       Goldstrike                $  37    $  64    $  77    $ 135
      Other               45       27      95      51     Bulyanhulu                   16       35       32      104
--------------------------------------------------------
                         273      167     539     320     Pierina                       5        3        9        7
--------------------------------------------------------
Amortization                                              Eskay Creek                   1     --          3     --
      Goldstrike          40       30      74      61     Kalgoorlie                    1     --          3     --
      Pierina             32       40      71      78     Hemlo                         2     --          3     --
      Eskay Creek          2     --        21    --       Plutonic                      5     --          8     --
      Bulyanhulu          10        6      18       6     Round Mountain                6     --          6     --
      Kalgoorlie           2     --        10    --       Pascua-Lama                   3       18        6       47
      Hemlo               (1)    --         6    --       Cowal                         1     --          2     --
      Plutonic             1     --         7    --       Veladero                      4     --         12     --
      Round Mountain       2     --        11    --       Alto Chicama                  9     --          9     --
      Other               18        2      36      14     Other                        14        6       21       11
-------------------------------------------------------- -----------------------------------------------------------
                         106       78     254     159                               $ 104    $ 126    $ 191    $ 304
-------------------------------------------------------- -----------------------------------------------------------

BARRICK SECOND QUARTER REPORT 2002 17 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8   BUSINESS COMBINATIONS

A   Homestake Mining Company

On December 14, 2001, a wholly-owned subsidiary of Barrick acquired Homestake Mining Company ("Homestake"). Homestake was a global gold mining company with its primary operations in the United States, Australia, Canada and Argentina. Under the terms of the agreement, approximately 139.5 million shares of Barrick common stock were issued in exchange for all of the outstanding shares of Homestake common shares based upon an exchange ratio of 0.53:1. The acquisition has been accounted for as a purchase for Canadian GAAP purposes, with the results of Homestake's operations included in the consolidated financial statements effective December 31, 2001.

         The aggregate purchase price was $2,250 million including common stock of $2,220 million and the fair value of stock options issued to Homestake employees of $30 million. In addition, we incurred $18 million in share issue costs, which have been offset against capital stock. The value of the 139.5 million common shares issued, was determined based on the average market price of the Barrick common shares over the five-day period before and after the terms of the acquisition were agreed to and announced.

         A valuation exercise has been undertaken to allocate the cost of the purchase to assets and liabilities assumed, including intangibles and goodwill. Final adjustments will be made to the amounts assigned to assets and liabilities once the valuation process is completed.

         The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the effective date of acquisition based on the results of the valuation process to date.

Current assets                                $   206
Property, plant and equipment                     855
Other long term assets                            151
Intangible assets                                 539
Goodwill                                        1,295
--------------------------------------------------------
            Total assets acquired               3,046
--------------------------------------------------------
Current liabilities                              (196)
Long-term debt                                    (74)
Future income taxes                              (196)
Other long-term obligations                      (330)
--------------------------------------------------------
            Total liabilities assumed            (796)
--------------------------------------------------------
Net assets acquired                           $ 2,250
--------------------------------------------------------


BARRICK SECOND QUARTER REPORT 2002 18 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of acquired intangible assets are as follows;

                                                             As at June 30, 2002            As at January 1, 2002
                                                      -----------------------------------------------------------------
                                                        Gross Carrying   Accumulated    Gross Carrying   Accumulated
                                                            Amount       Amortization      Amount        Amortization
                                                      -----------------------------------------------------------------
Amortized intangible assets
     Mining rights for proven and probable reserves          $129           $  6            $129          $     --
-----------------------------------------------------------------------------------------------------------------------

Unamortized intangible assets
     Mining rights for mineralized material                   410             --             410                --
-----------------------------------------------------------------------------------------------------------------------
     Total                                                   $539           $  6            $539          $     --
-----------------------------------------------------------------------------------------------------------------------


The allocation of goodwill to each operating segment will be completed on finalization of the purchase price allocation.

9   RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES


---------------------------------------------------------------------------------------------------------
                                               Three months ended June 30,     Six months ended June 30,
                                                         2002         2001         2002          2001
---------------------------------------------------------------------------------------------------------
Net income                                              $  52        $  66        $  80       $  143

Adjustments:

     Amortization                                         106           78          254          159

     Amortization of deferred stripping costs              26           49           62           78

     Future income taxes                                    7           (5)         (24)          (5)

     Other items                                          (14)          14           (7)          24

     Changes in operating assets and liabilities:

     Accounts receivable                                   15          (43)          (5)          13

     Inventories and other current assets                  22          (17)          54           (2)

     Accounts payable and accrued liabilities             (23)          19          (63)         (43)
---------------------------------------------------------------------------------------------------------
     Cash provided by operating activities             $  191        $ 161        $ 351       $  367
---------------------------------------------------------------------------------------------------------


BARRICK SECOND QUARTER REPORT 2002 19 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10  HOMESTAKE CANADA INC. ("HCI")

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights.

         As at June 30, 2002, 1.7 million of the HCI exchangeable shares were outstanding and are equivalent to 0.9 million Barrick common shares. As at June 30, 2002, we had reserved 0.9 million Barrick shares for issuance on exchange of the HCI exchangeable shares outstanding.

         Summarized consolidated financial information for HCI is as follows:

--------------------------------------------------------------------------------
                                         June 30, 2002   December 31, 2001
--------------------------------------------------------------------------------
Current assets                                   $  79               $  43
Non-current assets                                 312                 345
--------------------------------------------------------------------------------
Total assets                                     $ 391               $ 388
--------------------------------------------------------------------------------
Other current liabilities                        $  16               $  76
Notes payable                                      415                 416
Other long-term liabilities                         75                  12
Deferred income taxes                              127                 121
Shareholders' equity                              (242)               (237)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $ 391               $ 388
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------
                             Three months ended June 30,      Six months ended June 30,
                                                    2002                 2002
---------------------------------------------------------------------------------------
Total revenues and other income                    $  48               $ 103
Less: costs and expenses                              53                 102
---------------------------------------------------------------------------------------
Income (loss) before taxes                         $  (5)              $   1
---------------------------------------------------------------------------------------
Net (loss)                                         $ (10)              $  (5)
---------------------------------------------------------------------------------------


BARRICK SECOND QUARTER REPORT 2002 20 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS